SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated May 7, 2003, regarding ADS dividend declaration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	May 7, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

ADS Dividend Declaration

On 7 May 2003 ScottishPower announced in the Company’s preliminary results, that the dividend for the fourth quarter ended 31 March 2003 was 7.177 pence per ordinary share. The dividend will be payable on 16 June 2003 to shareholders on the register on 16 May 2003.

This is to confirm that the dividend rate per American Depository Share (ADS) is $0.4609. The ADS dividend will be paid on 16 June 2003 to ADS holders of record on 16 May 2003.

For further information:

Alan McCulloch,	Assistant Secretary	0141 566 4683